                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549
                           _________________________
                               AMENDMENT NO. 1 TO
                                  SCHEDULE TO
                                 (Rule 14d-100)

              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                               Acuson Corporation
                       (Name of Subject Company (Issuer))

                            Sigma Acquisition Corp.
                          a wholly-owned subsidiary of
                              Siemens Corporation
                     an indirect wholly-owned subsidiary of
                           Siemens Aktiengesellschaft
                      (Name of Filing Persons (Offerors))

                        Common Stock, $0.0001 par value
                         (Title of Class of Securities)

                                   005113105
                     (CUSIP Number of class of securities)

                                 Kevin M. Royer
                              Siemens Corporation
                              153 East 53rd Street
                            New York, New York 10022
                                 (212) 258-4000
        (Name, Address and Telephone No. of Person Authorized to Receive
            Notices and Communications on Behalf of Filing Persons)

                                with a copy to:
                              John A. Healy. Esq.
                       Clifford Chance Rogers & Wells LLP
                                200 Park Avenue,
                            New York, New York 10166
                                 (212) 878-8000
                           _________________________
                           Calculation of Filing Fee

----------------------------------------------------------------------------------------------------
                 Transaction Valuation                                     Amount of Filing Fee
                     $812,694,742                                              $162,539*
-----------------------------------------------------------------------------------------------------

 * Previously paid.

[_] Check the box if the filing relates solely to preliminary communications made before commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:

     [X] third-party tender offer subject to Rule 14d-1.
     [_] issuer tender offer subject to Rule 13e-4.
     [_] going-private transaction subject to Rule 13e-3.
     [_] amendment to Schedule 13D under Rule 13d-2.


Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]

                         AMENDMENT NO. 1 TO SCHEDULE TO

     This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO, originally filed with the Securities and Exchange Commission on October 5, 2000 (the "Schedule TO"), relating to the offer by Sigma Acquisition Corp., a Delaware corporation ("Purchaser"), which is a wholly-owned subsidiary of Siemens Corporation, a Delaware corporation ("Parent"), which is an indirect wholly-owned subsidiary of Siemens Aktiengesellschaft, a corporation formed under the laws of the Federal Republic of Germany ("Siemens AG"), to purchase all of the outstanding shares of common stock, par value $0.0001 per share ("Common Stock"), of Acuson Corporation, a Delaware corporation (the "Company"), together with the associated rights to purchase shares of Series A preferred stock ("Rights") issued pursuant to the Amended and Restated Rights Agreement, dated as of November 5, 1998, between the Company and Fleet National Bank (f/k/a BankBoston, N.A.), as amended (the Common Stock and the Rights together being referred to herein as the "Shares"), at a price of $23.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 5, 2000 (the "Offer to Purchase"), a copy of which was attached as Exhibit (a)(1) to the Schedule TO, and in the related Letter of Transmittal, a copy of which was attached to the Schedule TO as Exhibit (a)(2).

     The Schedule TO is hereby supplemented and/or amended as provided below.

Item 11.  Additional Information.

     Item 11 of the Schedule TO is amended by adding the following:

     Siemens AG and the Company have been notified that they have received clearance from the German Federal Cartel Office to proceed with the completion of the Offer and the Merger. The Offer remains conditioned upon, among other things, the expiration or termination of the applicable waiting period under the U.S. Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 12, 2000  SIGMA ACQUISITION CORP.


                              /s/ Michael W. Schiefen
                              -----------------------------------------
                              Name:  Michael W. Schiefen
                              Title: President

                              /s/    E. Robert Lupone
                              -----------------------------------------
                              Name:   E. Robert Lupone
                              Title:  Vice President

                              SIEMENS CORPORATION

                              /s/    Michael W. Schiefen
                              -----------------------------------------
                              Name:  Michael W. Schiefen
                              Title: Vice President-Corporate Development

                              /s/     E. Robert Lupone
                              -----------------------------------------
                              Name:   E. Robert Lupone
                              Title:  Senior Vice President, General Counsel and
                                      Secretary

                              SIEMENS AKTIENGESELLSCHAFT


                              /s/     Goetz Steinhardt
                              -----------------------------------------
                              Name:   Goetz Steinhardt
                              Title:  Corporate Vice President, Medical
                                      Engineering Division of Siemens

                              /s/     Erich Reinhardt
                              -----------------------------------------
                              Name:   Erich Reinhardt
                              Title:  Chief Executive Officer and Group
                                      President, Medical Engineering Division of
                                      Siemens


                                      -3-